SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement
Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

METHODE ELECTRONICS, INC.

(Name of Subject Company (Issuer))
MEI Investment Corp.
Dura Automotive Systems, Inc.
(Name of Filing Persons (Offerors))

Class B Common Stock, Par Value $0.50 Per Share and Associated Preferred Share Purchase Rights (Title of Class of Securities)	591520 10 1 (CUSIP Number of Class of Securities)

David R. Bovee

Chief Financial Officer
Dura Automotive Systems, Inc.
2791 Research Drive
Rochester Hills, Michigan 48309
Telephone: (248) 299-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$25,008,015	$2,024

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value is based on the purchase of 1,087,305 Shares of Class B Common Stock at the tender offer of $23.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation. The filing fee was previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,024	Filing Party: Dura Automotive Systems, Inc., et al.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, originally filed on July 8, 2003 by Dura Automotive Systems, Inc., a Delaware corporation (“Parent”), and MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of class B common stock, par value $0.50 per share, and the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc., a Delaware corporation (the “Company”), at $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2003, and the Supplement to the Offer to Purchase, dated August 4, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(viii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The second paragraph on the cover of the Supplement is hereby amended and restated in its entirety to read as follows:

The amended offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Class B Common Stock, par value $0.50 per share, with the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc. (the “Company”), which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) the Board of Directors of Methode not taking any action to amend the Rights Agreement, dated as of June 23, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent (the “Rights Agreement”), to make the associated preferred share purchase rights applicable to the Purchaser or Dura Automotive Systems, Inc. (“Parent”) as a result of the offer as described herein.

      The question entitled “What are the most significant conditions to the amended offer” in the Summary Term Sheet on page 3 of the Supplement is hereby amended and restated in its entirety to read as follows:

What are the most significant conditions to the amended offer?

      We have amended our offer to waive and/or amend certain of its conditions. You should review pages S-15 through S-18 of this Supplement for a complete list of the remaining conditions to our offer. Our amended offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of Class B Shares, which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) the Board of Directors of Methode not taking any action to amend the Rights Agreement to make the associated preferred share purchase rights applicable to us or our parent as a result of the offer as described herein. These conditions, as well as the other conditions to the offer, may be waived by us in our reasonable discretion in whole or in part at any time from time to time before the expiration date of our offer. See “The Offer — Section 14.” as restated in this Supplement.

      The second paragraph on page S-3 of the Introduction of the Supplement is hereby amended and restated in its entirety to read as follows:

      Purchaser has amended the Offer to waive and/or amend certain of its conditions. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date (as defined below) a number of Class B Shares, which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), and (ii) the Board of Directors of the Company not taking any action to amend the Rights Agreement to make the Rights applicable to the Purchaser or its Parent as a result of the Offer as described herein (the “Rights

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Condition”). Purchaser has waived, among others, its prior condition that the restrictions on business combinations set forth in Section 203 of the General Corporation Law of the State of Delaware (the “Delaware Law”) be inapplicable to the Purchaser or Parent (the “Section 203 Condition”). See “14. Conditions of the Offer.” on page S-15 of the Supplement.

      The first paragraph under the heading “14. Conditions of the Offer” on pages S-15 and S-16 of the Supplement is hereby amended and restated in its entirety to read as follows:

      Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Class B Shares promptly after termination or expiration of the Offer), pay for any Class B Shares, and may terminate or amend the Offer, unless, prior to the Expiration Date, (i) there is validly tendered and not withdrawn a number of Class B Shares that represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) the Board of Directors of the Company not taking any action to amend the Rights Agreement to make the Rights applicable to the Purchaser or its Parent as a result of the Offer, or (iii) if, at any time on or after July 3, 2003, and before the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of governmental approvals), any of the following conditions exist:

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2003

DURA AUTOMOTIVE SYSTEMS, INC.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Vice President and Chief Financial Officer

MEI INVESTMENT CORP.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Chief Financial Officer and Director

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated July 8, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated July 8, 2003.*

(a)(1)(viii)	Supplement to Offer to Purchase, dated August 4, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(ii)	Letter to the trustees of the Trusts, delivered July 11, 2003.*

(a)(5)(iii)	Letter to the Board of Directors of the Company, delivered July 31, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated August 5, 2003.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

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